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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                     --------------------------------------

                                    Form 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                       For the period ended June 30, 1998

                     --------------------------------------

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                              9200 Bridgeport Road
                              Richmond, BC, Canada
                                    V6X 1S1
                                 (604) 273 7564
                    (Address of principal executive offices)

                     --------------------------------------

    [indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                   Form 20-F  __                Form 40-F  X

    [indicate by check mark whether the registrant by furnishing information contained
   in this Form is also thereby furnishing the information to the Commission pursuant to
           rule 12g3-2(b) under the Securities Exchange Act of 1934]

                          Yes  __                No  X

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

                         PART 1. FINANCIAL INFORMATION

 ITEM 1.  FINANCIAL STATEMENTS

     The accompanying unaudited consolidated financial statements do not include all information and footnotes required by Canadian or United States generally accepted accounting principles. However, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the results of operations for the relevant periods have been made. Results for the interim periods are not necessarily indicative of the results to be expected for the year or any other period. These financial statements should be read in conjunction with the summary of accounting policies and the notes to the consolidated financial statements for the periods ended April 30, 1997 and December 31, 1997 included in the Company's Rule 424(b) Prospectus dated March 9, 1998 filed with the United States Securities and Exchange Commission. Effective December 31, 1997, the Company changed its fiscal year end from April 30 to December 31.

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                          CONSOLIDATED BALANCE SHEETS
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

                                                                 JUNE 30,      DECEMBER 31,
                                                                   1998            1997
                                                                -----------    ------------
                                                                (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................     $ 72,523        $27,149
  Accounts receivable.......................................       55,940          6,744
  Inventory.................................................       16,802          7,081
  Advances against auction contracts........................        7,482          1,261
  Prepaid expenses and deposits.............................        1,340          1,218
                                                                 --------        -------
                                                                  154,087         43,453
Fixed assets (note 2).......................................       44,981         27,007
Deferred income taxes (note 3)..............................        2,175             --
                                                                 --------        -------
                                                                 $201,243        $70,460
                                                                 ========        =======
LIABILITIES AND EQUITY
Current liabilities:
  Auction proceeds payable..................................     $ 86,680        $17,728
  Accounts payable and accrued liabilities..................       17,585         17,131
  Current bank loans........................................          760            730
  Income taxes payable......................................          889          4,542
                                                                 --------        -------
                                                                  105,914         40,131
Bank term loans.............................................        4,141          4,623
                                                                 --------        -------
                                                                  110,055         44,754
SHAREHOLDERS' EQUITY
  Share capital (note 4)....................................       64,816         10,866
  Retained earnings.........................................       28,807         16,958
  Foreign currency translation adjustment...................       (2,435)        (2,118)
                                                                 --------        -------
                                                                   91,188         25,706
                                                                 --------        -------
                                                                 $201,243        $70,460
                                                                 ========        =======

          See accompanying notes to consolidated financial statements.

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                       CONSOLIDATED STATEMENTS OF INCOME
   (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS EXCEPT PER SHARE AMOUNTS)
                                  (unaudited)

                                                 THREE MONTHS ENDED         SIX MONTHS ENDED
                                                      JUNE 30,                  JUNE 30,
                                               -----------------------   -----------------------
                                                  1998         1997         1998         1997
                                               ----------   ----------   ----------   ----------
Auction revenues............................   $   29,188   $   30,525   $   50,417   $   44,235
Direct expenses.............................        4,896        5,665        8,463        7,990
                                               ----------   ----------   ----------   ----------
                                                   24,292       24,860       41,954       36,245
Expenses:
  Depreciation..............................          656          610        1,256        1,160
  General and administrative................        9,143        8,565       20,875       15,625
                                               ----------   ----------   ----------   ----------
                                                    9,799        9,175       22,131       16,785
                                               ----------   ----------   ----------   ----------
Income from operations......................       14,493       15,685       19,823       19,460
Other income (expenses):
  Interest expense..........................         (430)        (445)      (1,171)        (670)
  Other.....................................          254           75          577          235
                                               ----------   ----------   ----------   ----------
                                                     (176)        (370)        (594)        (435)
                                               ----------   ----------   ----------   ----------
Income before income taxes..................       14,317       15,315       19,229       19,025
Income taxes (note 5).......................        5,825          740        7,360        1,310
                                               ----------   ----------   ----------   ----------
Net income..................................   $    8,492   $   14,575   $   11,869   $   17,715
                                               ==========   ==========   ==========   ==========
Net income per share (note 6)...............   $     0.51   $     1.15   $     0.78   $     1.39
                                               ==========   ==========   ==========   ==========
Net income per share -- diluted (note 6)....   $     0.51   $     1.15   $     0.77   $     1.39
                                               ==========   ==========   ==========   ==========
Weighted average number of shares
  outstanding...............................   16,548,666   12,715,667   15,277,312   12,715,667
                                               ==========   ==========   ==========   ==========
Diluted weighted average number of shares
  outstanding...............................   16,729,497   12,715,667   15,465,852   12,715,667
                                               ==========   ==========   ==========   ==========

          See accompanying notes to consolidated financial statements.

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
                                  (unaudited)

                                                                           FOREIGN
                                                                          CURRENCY          TOTAL
                                                   SHARE     RETAINED    TRANSLATION    SHAREHOLDERS'
                                                  CAPITAL    EARNINGS    ADJUSTMENT        EQUITY
                                                  -------    --------    -----------    -------------
Balance, December 31, 1997....................    $10,866    $16,958       $(2,118)        $25,706
  Common shares issued........................     51,911         --            --          51,911
  Net income..................................         --      3,377            --           3,377
  Foreign currency translation adjustment.....         --         --           (53)            (53)
                                                  -------    -------       -------         -------
Balance, March 31, 1998.......................     62,777     20,335        (2,171)         80,941
  Net income..................................         --      8,492            --           8,492
  Tax recovery on amortization of underwriting
     costs....................................      2,175         --            --           2,175
  Additional costs of issuance of common
     shares...................................       (136)        --            --            (136)
  Additional costs of reorganization..........         --        (20)           --             (20)
  Foreign currency translation adjustment.....         --         --          (264)           (264)
                                                  -------    -------       -------         -------
Balance, June 30, 1998........................    $64,816    $28,807       $(2,435)        $91,188
                                                  =======    =======       =======         =======

          See accompanying notes to consolidated financial statements.

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                      CONSOLIDATED STATEMENT OF CASH FLOWS
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
                                  (unaudited)

                                                                SIX MONTHS ENDED
                                                                    JUNE 30,
                                                                      1998
                                                                ----------------
Cash provided by (used in)
Operations:
  Net income................................................        $ 11,869
  Items not involving the use of cash
     Depreciation...........................................           1,256
  Changes in non-cash working capital:
     Accounts receivable....................................         (49,196)
     Inventory..............................................          (9,721)
     Advances against auction contracts.....................          (6,221)
     Prepaid expenses and deposits..........................            (122)
     Auction proceeds payable...............................          68,952
     Accounts payable and accrued liabilities...............             454
     Income taxes payable...................................          (3,653)
  Foreign currency translation adjustment...................            (317)
                                                                    --------
                                                                      13,301
Financing:
  Issuance of share capital, net of issue costs.............          51,775
  Additional costs of reorganization........................             (20)
  Bank loans................................................            (452)
                                                                    --------
                                                                      51,303
Investments:
  Fixed asset additions, net................................         (19,230)
                                                                    --------
Increase in cash and cash equivalents.......................          45,374
Cash and cash equivalents, beginning of period..............          27,149
                                                                    --------
Cash and cash equivalents, end of period....................        $ 72,523
                                                                    ========

          See accompanying notes to consolidated financial statements.

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (TABULAR DOLLAR AMOUNTS EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
                                 JUNE 30, 1998
              (Information as at June 30, 1998 and for the periods
                   ended June 30, 1998 and 1997 is unaudited)

1.   SIGNIFICANT ACCOUNTING POLICIES:

(a) BASIS OF PRESENTATION:

     These unaudited consolidated financial statements present the financial position, results of operations and changes in shareholders' equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the "Company") and its predecessor businesses. These predecessor businesses comprised the Ritchie Bros. Auctioneers group of companies and partnerships. A reorganization of the Company and its predecessor businesses (the "Reorganization") was completed in December 1997 and is described more fully in the consolidated financial statements and notes thereto included in the Company's Rule 424(b) Prospectus dated March 9, 1998 filed with the United States Securities and Exchange Commission.

     These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Except as disclosed in note 7, these consolidated financial statements comply, in all material respects, with generally accepted accounting principles in the United States.

2.   FIXED ASSETS

     Fixed assets at June 30, 1998 were as follows:

                                                                         ACCUMULATED     NET BOOK
                                                               COST      DEPRECIATION     VALUE
                                                              -------    ------------    --------
Land and improvements.....................................    $27,766       $  853       $26,913
Buildings.................................................     14,179        2,825        11,354
Automotive equipment......................................      4,801        1,329         3,472
Computer equipment........................................      1,618          569         1,049
Yard equipment............................................      2,225          982         1,243
Office equipment..........................................      1,696          923           773
Leasehold improvements....................................        208           31           177
                                                              -------       ------       -------
                                                              $52,493       $7,512       $44,981
                                                              =======       ======       =======

     Fixed assets at December 31, 1997 were as follows:

                                                                         ACCUMULATED     NET BOOK
                                                               COST      DEPRECIATION     VALUE
                                                              -------    ------------    --------
Land and improvements.....................................    $12,830       $  535       $12,295
Buildings.................................................     11,490        2,726         8,764
Automotive equipment......................................      3,974        1,002         2,972
Computer equipment........................................      1,384          433           951
Yard equipment............................................      2,320        1,082         1,238
Office equipment..........................................      1,454          874           580
Leasehold improvements....................................        225           18           207
                                                              -------       ------       -------
                                                              $33,677       $6,670       $27,007
                                                              =======       ======       =======

                     RITCHIE BROS. AUCTIONEERS INCORPORATED
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (TABULAR DOLLAR AMOUNTS EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
                                 JUNE 30, 1998
              (Information as at June 30, 1998 and for the periods
                   ended June 30, 1998 and 1997 is unaudited)

3.   DEFERRED INCOME TAXES

     Deferred income taxes recoverable of $2,175,000 have been recorded to give effect to future reductions in income taxes payable by the Company resulting from tax deductible financing costs incurred in the course of the Company's initial public offering completed in March 1998.

4.   SHARE CAPITAL:

     SHARES ISSUED:

     In March 1998, the Company issued 3,335,000 common shares in connection with its initial public offering. Net proceeds raised from the offering, after deducting underwriting commissions and other direct costs, were $51.9 million.

     OPTIONS:

     During the period ended June 30, 1998, options to purchase 36,000 common shares were granted to an employee of the Company and options to purchase 18,667 common shares expired when certain other individuals ceased to be employees of the Company.

5.   INCOME TAXES:

     For the three months and six months ended June 30, 1997, not all income earned by the Group was subject to tax as, during the period prior to the Reorganization, many of the Company's predecessor entities were partnerships and not subject to corporate income tax.

6.   NET INCOME PER SHARE:

     Net income per share has been calculated based on the weighted average number of shares outstanding after giving retroactive effect to the 12,715,667 common shares issued on the Reorganization.

7.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

     The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial information which differ, in certain respects, from accounting practices generally accepted in the United States and from requirements promulgated by the United States Securities and Exchange Commission.

                     RITCHIE BROS. AUCTIONEERS INCORPORATED
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) (TABULAR DOLLAR AMOUNTS EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
                                 JUNE 30, 1998
              (Information as at June 30, 1998 and for the periods
                   ended June 30, 1998 and 1997 is unaudited)

     Material differences to the consolidated financial statements and related notes of the Company are as follows:

(a) CONSOLIDATED STATEMENT OF CASH FLOWS:

     United States accounting principles require the following supplementary information be presented to a statement of cash flows:

                                                                SIX MONTHS
                                                                  ENDED
                                                                 JUNE 30,
                                                                   1998
                                                                ----------
Interest paid...............................................     $ 1,174
Income taxes paid...........................................     $11,014

(b) NET INCOME PER SHARE:

     Under United States generally accepted accounting principles, basic and diluted net income per share are not materially different than the corresponding basic and diluted net income per share computed under Canadian generally accepted accounting principles.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The following discussion summarizes the significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated ("Ritchie Bros." or the "Company") for the three-month and six-month periods ended June 30, 1998 compared to the three-month and six-month periods ended June 30, 1997. This discussion should be read in conjunction with the consolidated financial statements and notes to the consolidated financial statements thereto included in the Company's Rule 424(b) Prospectus dated March 9, 1998 filed with the United States Securities and Exchange Commission. Effective December 31, 1997, the Company changed its fiscal year end from April 30 to December 31. Data for the three-month and six-month periods ended June 30, 1997 is based on management estimates.

     Ritchie Bros. is the world's leading auctioneer of industrial equipment, operating through over 50 locations, including 13 permanent auction sites and 8 regional auction units, in 13 countries in North America, Europe, Asia, Australia and the Middle East. The Company sells, through unreserved public auctions, a broad range of used equipment, including equipment utilized in the construction, transportation, mining, forestry, petroleum and agricultural industries.

     Gross auction sales represent the aggregate selling prices of all items sold at Ritchie Bros. auctions during the periods indicated. Gross auction sales are key to understanding the financial results of the Company, since the amount of auction revenues and to a lesser extent, certain expenses, are dependent on it. Auction revenues include commissions earned as agent for consignors through both straight commission and gross guarantee contracts, plus the net profit on the sale of equipment purchased and sold by the Company as principal. Under a gross guarantee contract, the consignor is guaranteed a minimum amount of proceeds on the sale of its equipment. When the Company guarantees gross proceeds, it earns a commission on the guaranteed amount and typically participates in a negotiated percentage of proceeds, if any, in excess of the guaranteed amount. If auction proceeds are less than the guaranteed amount, the Company's commission would be reduced, or, if sufficiently lower, the Company would incur a loss. Auction revenues are reduced by the amount of any losses on gross guarantee consignments and sales by the Company as principal. Auction revenues also include interest income earned that is incidental to the auction business.

     The Company's gross auction sales and auction revenues are affected by the seasonal nature of the auction business. Gross auction sales and auction revenues tend to increase during the second and fourth calendar quarters during which the Company generally conducts more auctions than in the first and third calendar quarters. The Company's gross auction sales and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where the Company is developing operations, the number and size of auctions and, as a result, the level of gross auction sales and auction revenues, is likely to vary more dramatically from period-to-period than in the Company's established markets where the number, size and frequency of the Company's auctions are more consistent. Finally, economies of scale are achieved as the Company's operations in a region mature from conducting intermittent auctions, establishing a regional auction unit, and ultimately to developing a permanent auction site.

     The Company is aware of potential restrictions that may affect the ability of equipment owners to transport certain equipment between some jurisdictions. Management believes that these potential restrictions have not had a significant impact on the Company's business, financial condition or results of operations to date. However, the extent of any future impact on the Company's business, financial condition or results of operations from these potential restrictions can not be predicted at this time.

     Income taxes reported in periods prior to the completion of the reorganization (as described in the Company's Rule 424(b) Prospectus dated March 9, 1998, the "Reorganization") in December 1997 are not indicative of taxes that would normally be incurred on reported income. Prior to the Reorganization, the majority of Ritchie Bros.' business operations was carried on by predecessor entities to the Company that were partnerships. Consequently, most of the income of the predecessor partnerships was included for income tax purposes in the income of the partner entities, many of which were not predecessor entities to the Company. As a result of the Reorganization, the Company is subject to income taxation in all relevant jurisdictions.

     Prior to the Reorganization the Company's general and administrative expense fluctuated significantly from period to period, primarily as a result of the amount and timing of profit distributions paid as bonuses to certain of the beneficial owners of the Company's predecessor entities. During this period, certain other beneficial owners were remunerated through profit distributions that did not result in charges against the Company's income. The differences in timing, magnitude and characterization of remuneration will affect the quarter-to-quarter comparability of general and administrative expense as between the year ended December 31, 1997 and the year ending December 31, 1998, with some quarters reflecting increased expenses, and others reflecting decreased expenses.

     Although the Company cannot accurately anticipate the future effect of inflation, inflation historically has not had a material effect on the Company's operations.

RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 1998 COMPARED TO SIX MONTHS ENDED JUNE 30, 1997

Auction Revenues

     Auction revenues of $50.4 million for the six months ended June 30, 1998 increased by $6.2 million, or 14.0%, from the comparable period in 1997 due to increased gross auction sales, partially offset by lower average commission rates earned on auction contracts. Gross auction sales of $566.9 million for the six months ended June 30, 1998 increased by $90.2 million, or 18.9%, from the comparable period in the prior year, primarily as a result of increased gross auction sales in the United States and Europe. Results for the 1998 period included significant gross auction sales for auctions held by the Company in Rotterdam, the Netherlands, Fort Worth, Texas, and Dubai, the United Arab Emirates. In the 1998 period, the average commission rate of 8.89% was lower than the 9.28% rate in the comparable 1997 period, and more in-line with the Company's long-term average commission rate of 8.80%.

Direct Expenses

     Direct expenses are expenses that are incurred as a direct result of an auction sale being held. Direct expenses include the costs of hiring personnel to assist in conducting the auction, lease expenses for temporary auction sites, travel costs for full-time employees to attend and work at the auction site, security hired to safeguard equipment while at the auction site, and advertising costs specifically related to the auction. Direct expenses increased by $0.5 million for the six months ended June 30, 1998 compared to the comparable period in the prior year, reflecting increased costs from increased gross auction sales. As a percentage of gross auction sales, direct expenses were 1.49% for the six-month period ending June 30, 1998, lower than the 1.68% figure for the comparable period in 1997. This decrease was a result of several larger auctions being held in the 1998 period as compared to the 1997 period and the related expense efficiencies arising from conducting large auctions. As a percentage of gross auction sales, direct expenses incurred in both periods were lower than the Company's long-term average of 1.90%. This difference is a result of relatively more large auctions being held by the Company during both the 1998 and 1997 periods than in other prior periods.

Depreciation Expense

     Depreciation is calculated on capital assets employed in the Company's business, including building and site improvements, automobiles, yard equipment, and computers. In the six-month period ending June 30, 1998, depreciation increased $0.1 million over the comparable period in the prior year, reflecting a moderate increase in investment in depreciable fixed assets. Management anticipates that depreciation expense will increase as existing auction sites are improved and additional permanent auction sites are acquired and developed as part of the Company's growth strategy.

General and Administrative Expense

     General and administrative expense ("G&A") includes employee expenses, such as salaries, wages, performance bonuses and benefits, non-auction related travel, institutional advertising, insurance, general office, and computer expenses. For the six months ended June 30, 1998, the Company incurred G&A of $20.9 million. Management does not consider G&A of $15.6 million in the 1997 period to be meaningful as a comparable number since the expenses incurred in the 1997 period reflect results prior to the Reorganization (as outlined in the Company's Prospectus dated March 9, 1998) and, as a result, certain components are not comparable on a period to period basis with the expenses incurred in the 1998 period. See "-- Overview." Management anticipates that G&A will increase in the future due to an increased level of administrative infrastructure to support expansion of the Company's operations.

Income from Operations

     Income from operations was $19.8 million for the six months ended June 30, 1998. Management does not consider the 1997 amount of $19.4 million to be meaningful as a comparable number because certain components of G&A are not comparable for these periods as a result of the Reorganization, as discussed above.

Interest Expense

     Interest expense includes interest and bank charges paid on term bank debt. Interest expense of $1.2 million for the six months ended June 30, 1998 increased by $0.5 million over the comparable period in 1997. The increase was primarily due to additional short-term bank debt incurred by the Company as a result of capital withdrawn in the course of the Reorganization. Management plans to partially finance the acquisition of additional permanent auction sites by incurring debt, which will result in an increase in interest expense in the future.

Other Income

     Other income arises from equipment appraisals performed by the Company and other miscellaneous sources, and increased by $0.3 million compared to the comparable six-month period in 1997 due to recoveries of miscellaneous prior period charges and from increased appraisal revenue.

Income Taxes

     Income taxes of $7.4 million for the six months ended June 30, 1998 have been computed based on rates of tax that apply in each of the tax jurisdictions in which the Company operates. The effective rate of tax on net income for the 1998 period of 38.3% is marginally higher than the rate the Company would normally expect for the full 1998 year. Income taxes for the six months ended June 30, 1997 of $1.3 million incurred on net income of $19.0 million are not meaningful as a comparable number since, during the 1997 period prior to the Reorganization, many of the predecessor entities to the Company were partnerships not subject to corporate income taxation. See "-- Overview."

THREE MONTHS ENDED JUNE 30, 1998 COMPARED TO THREE MONTHS ENDED JUNE 30, 1997

Auction Revenues

     Auction revenues of $29.2 million for the three months ended June 30, 1998 decreased by $1.3 million, or 4.4%, over the record-high comparable period in 1997 due to reduced average commission rates on gross auction sales. The average commission rate for the three-month period in 1998 period was 8.60%, below the Company's long-term average commission rate of 8.80% and below the average rate in the comparable 1997 period of 9.26%. Gross auction sales of $339.2 million for the three months ended June 30, 1998 increased by $9.5 million, or 2.9%, from the comparable period in the prior year, primarily as a result of increased gross auction sales in Europe and the United States. Results for the 1998 period included a record-high gross auction sale conducted by the Company in Rotterdam, the Netherlands.

Direct Expenses

     Direct expenses decreased by $0.8 million for the three months ended June 30, 1998 compared to the comparable period in the prior year. As a percentage of gross auction sales, direct expenses were 1.44% for the three-month period ending June 30, 1998, lower than the 1.72% figure for the comparable period in 1997. This decrease was primarily a result of several larger auctions being held in the 1998 period as compared to the 1997 period and the related expense efficiencies arising from conducting large auctions. As a percentage of gross auction sales, direct expenses incurred in both periods were lower than the Company's long-term average of 1.90% due to relatively more large auctions being held by the Company during both the 1998 and 1997 periods than in other prior periods.

Depreciation Expense

     In the three-month period ending June 30, 1998, depreciation of $0.7 million was virtually unchanged from the comparable 1997 period. Management anticipates that depreciation expense will increase as existing auction sites are improved and additional permanent auction sites are acquired and developed as part of the Company's growth strategy.

General and Administrative Expense

     For the three months ended June 30, 1998, the Company incurred G&A of $9.1 million. Management does not consider G&A of $8.6 million in the corresponding 1997 period to be meaningful as a comparable number since the expenses incurred in the 1997 period reflect results prior to the Reorganization (as outlined in the Company's Prospectus dated March 9, 1998) and, as a result, certain components are not comparable on a period to period basis with the expenses incurred in the 1998 period. See "-- Overview." Management anticipates that G&A will increase in the future due to an increased level of administrative infrastructure to support expansion of the Company's operations.

Income from Operations

     Income from operations was $14.5 million for the three months ended June 30, 1998. Management does not consider the 1997 amount of $15.7 million to be meaningful as a comparable number because certain components of G&A are not comparable for these periods as a result of the Reorganization, as discussed above.

Interest Expense

     Interest expense of $0.4 million for the three months ended June 30, 1998 was virtually unchanged from the comparable period in 1997. Management plans to partially finance the acquisition of additional permanent auction sites by incurring debt, which will result in an increase in interest expense in the future.

Other Income

     Other income increased by $0.2 million over the comparable three-month period in 1997 due to increased appraisal revenues.

Income Taxes

     Income taxes of $5.8 million for the three months ended June 30, 1998 have been computed based on rates of tax that apply in each of the tax jurisdictions in which the Company operates. The effective rate of tax on net income for the 1998 period of 40.7% is higher than the rate the Company would normally expect for the full 1998 year due to the absence of auction sales being held in lower tax rate jurisdictions during the recent three-month period. Income taxes for the three months ended June 30, 1997 of $0.7 million incurred on net income of $15.3 million are not meaningful as a comparable number since, during the 1997 period prior to the Reorganization, many of the predecessor entities to the Company were partnerships not subject to corporate income taxation. See "-- Overview."

LIQUIDITY AND CAPITAL RESOURCES

     The Company's cash can fluctuate significantly from period to period, largely due to differences in timing of receipt of gross sale proceeds from buyers and the payment of net amounts due to consignors. If auctions are conducted near a period end, the Company may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, Management believes a more meaningful measure of the Company's liquidity is working capital, including cash.

     At June 30, 1998 and December 31, 1997, working capital was $48.2 million and $3.3 million respectively. The increase in working capital of $44.9 million resulted primarily from the receipt of proceeds from the Company's initial public offering in March 1998 of approximately $51.9 million, and from net income earned during the six months ended June 30, 1998. This increase was partially offset by capital expenditures incurred by the Company during the period.

     Net capital expenditures by the Company during the six-month period ending June 30, 1998 were $19.2 million as compared to $3.2 million for the eight months ended December 31, 1997. In the 1998 period, the Company acquired land for use as permanent auction sites and incurred related development costs in the United States, Australia and Europe.

     The Company is continuing with its plan to add additional permanent auction sites around the world and is presently in various stages of commitments to acquire land for development in the United States and Canada.

     Subsequent to its initial public offering, the Company has either completed or is in the latter stages of establishing credit facilities with financial institutions in the United States, Canada, Europe, and Australia. Upon completion, the Company anticipates that it will have access to credit lines for operations exceeding $75.0 million and to credit lines for funding property acquisitions exceeding $35.0 million.

YEAR 2000 COMPLIANCE

     The Company relies on computer systems and software to operate its business, including applications used to control information about bidders and consignors and to operate certain of its marketing, finance and administrative functions. Management believes that only minor modifications will be required to make its systems "Year 2000" compliant and that related costs will not have a material impact on the Company's business, financial condition or results of operations. However, failure by the Company to achieve full Year 2000 compliance in a timely manner or consistent with its current cost estimates could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company could be adversely affected by the failure of one or more of its lenders or other organizations with which it conducts business to become fully Year 2000 compliant.

FORWARD-LOOKING STATEMENTS

     Certain statements contained in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this Report on Form 6-K are forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties including, in particular, statements relating to the anticipated improvement, acquisition and development of permanent auction sites, and financing available to the Company. The following important factors, among others, could affect the Company's actual results and could cause such results to differ materially from those expressed in the Company's forward-looking statements: the many factors that impact on the supply of and demand for used equipment; fluctuations in the market values of used equipment; periodic and seasonal variations in operating results or financial conditions; potential delays in construction or development of auction sites; actions of competitors; adverse changes in economic conditions; restrictions affecting the ability of equipment owners to transport equipment between jurisdictions; and other risks and uncertainties as detailed in the Company's Rule 424(b) Prospectus dated March 9, 1998. Forward-looking statements should be considered in light of these factors.

                          PART II.  OTHER INFORMATION

ITEM 6.  EXHIBITS

NUMBER
------                                 DESCRIPTION
*3.1           Articles of Amalgamation, as amended
*3.2           By-laws
*4.1           Form of common share certificate
 4.2           Description of capital shares contained in the Articles of
               Amalgamation (see Exhibit 3.1)
 4.3           Description of rights of securityholders contained in the
               By-laws (see Exhibit 3.2)
*10.1          1997 Stock Option Plan, as amended
*10.2          Form of Indemnity Agreement for directors and officers

---------------

* Incorporated by reference to the same exhibit number from the Registration Statement on Form F-1 filed on September 26, 1997, as amended (File No. 333-36457).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               RITCHIE BROS. AUCTIONEERS INCORPORATED
                                               (Registrant)

Date August 14, 1998                                       By /s/ PETER J. BLAKE
                                               ----------------------------------------------
                                                  Peter J. Blake, Vice President, Finance
                                                        and Chief Financial Officer